FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* Nordloh, G. L.	2. Issuer Name and Tickler or Trading Symbol Questar Corporation - STR						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
								Director	10% Owner
								Officer (give title below)	X	Other (specify below)
Retired Executive Officer
(Last) (First) (Middle) 4058 County Road 57, Box 194	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Day/Year November 25, 2002			7. Individual or Joint/Group Filing (Check Applicable Line)
				5. If Amendment, Date of Original (Month/Day/Year) November 25, 2002				Form filed by One Reporting Person
(Street) Granby, Colorado 80446								Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock (and attached Common Stock Purchase Rights)	11-25-2002		M		18,750	A	$17.00
Common Stock (and attached Common Stock Purchase Rights)	11-25-2002		F		18,750	D	$26.50	7,587	D
Common Stock (and attached Common Stock Purchase Rights)								24,669.9393 [1]	I	Through Trust Benefit Plan

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FORM 4 (continued)	Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option	$17.00	11-25-2002		M			18,750	8-09-2002	2-09-2009	Common Stock (and attached Common Stock Purchase Rights)	18,750		232,750 [2]	D
Phantom Stock Units													0 [3]
Explanation of Responses:

1

These equivalent shares are allocated to my account in Questar's Employee Investment Plan as of November 25, 2002. As a retired employee, my account will be credited with earnings until I receive a termination distribution.

2

As of my retirement date (November 1, 2002), all of my unvested options were vested.  This number includes shares covered by awards that have previously been reported, but not included in my prior total.  All options that were vested prior to my retirement will expire on or before October 31, 2009.

3

Prior to my retirement, I received phantom stock units as a result of my participation in an excess benefit plan sponsored by Questar. In November, I received a cash payment for the value of my phantom stock units.

		/s/ Connie C. Holbrook	December 6, 2002

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	Connie C. Holbrook as Attorney in Fact for G. L. Nordloh	Date
	See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person
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